SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35152; File No. 812-15464

Antares Private Credit Fund, et al.

March 5, 2024

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of application for an order under section 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by section 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain business development companies ("BDCs") and closed-end management investment companies to co-invest in portfolio companies with each other and with certain affiliated investment entities.

Applicants: Antares Private Credit Fund, Antares Strategic Credit Fund, Antares Capital Advisers LLC, Antares Capital Credit Advisers LLC, Antares CLO 2017-1, Ltd., Antares CLO 2017-2, Ltd., Antares CLO 2018-1, Ltd., Antares CLO 2018-2, Ltd., Antares CLO 2018-3, Ltd., Antares CLO 2019-1, Ltd., Antares CLO 2019-2, Ltd., Antares CLO 2020-1, Ltd., Antares CLO 2021-1, Ltd., Antares CLO 2023-1, Ltd., Antares CLO 2023-2, Ltd., Orion CLO 2023-1, Ltd., Orion CLO 2023-2, Ltd., AUF Funding LLC, Antares Canada SMA LP, Antares Credit Fund I LP, Antares Credit Opportunities IV LLC, Antares Credit Opportunities MA I LLC, Antares Credit Opportunities MA II LP, Antares Credit Opportunities MA III LLC, Antares Credit Opportunities MA V LP, Antares Senior Loan Master Fund LP, Antares Senior Loan Parallel Master Fund LP, Antares Unitranche Master Fund I LP, Antares Credit Opportunities VI LLC, Antares Credit Opportunities CA LLC, Antares Strategic Credit I Master LP, Antares K Co-Investment Fund LP, Antares K Co-Investment

Fund II LP, Antares Senior Loan Master Fund II LP, Antares Senior Loan Parallel Master Fund II LP, WM Alternatives Antares Private Senior Lending Fund LLC, Antares Senior Loan EF Master II (Cayman) LP, Antares Vesta Funding LP, Antares Assetco LP, Antares Complete Financing Solution LLC, Antares Holdings LP, Antares Venus Funding LP, Antares Senior Loan Parallel Fund SPV LLC, Antares Senior Loan Parallel Fund II SPV LLC, Antares Credit Opportunities Funding IV LLC, Antares Credit Opportunities Funding VI LLC, Antares Strategic Credit SPV LLC, Antares Strategic Credit I SPV LLC, Antares Credit Opportunities CA SPV I LLC, Antares Credit Opportunities CA SPV II LLC, Antares Credit Opportunities CA SPV III LLC, Antares Credit Opportunities CA SPV IV LLC, Antares Capital 2 LP, Antares Equity Holdings LLC , A-STAR Equity Holdings LLC, CPPIB Credit Investments Inc., CPPIB Credit Investments II Inc., CPPIB Credit Investments III Inc., CPPIB Credit Structured North America II, Inc., CPPIB European Credit Inc., CPPIB European Credit II Inc., Antares Senior Loan EF II SPV LLC, Antares Senior Loan Parallel Fund II SPV B LLC, Antares Liquid Credit Strategies LLC, and WM Alternatives Antares Private Senior Lending Fund SPV LLC.

Filing Dates: The application was filed on May 10, 2023, and amended on September 13, 2023 and February 26, 2024.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below. Hearing requests should be received by the Commission by 5:30 p.m. on April 1, 2024 and should be accompanied by proof of service on the Applicants, in the form of an affidavit or, for lawyers, a certificate of service.

Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by e-mailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Michael B. Levitt, mike.levitt@antares.com ,and William J. Bielefeld, william.bielefeld@dechert.com.

FOR FURTHER INFORMATION CONTACT: Stephan N. Packs, Senior Counsel, or Terri G. Jordan, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' Second Amended and Restated Application, dated February 26, 2024, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at http://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the SEC's Public Reference Room at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.